

82-353

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6617
Facsimile: 61 7 3237 6717
Email: hgunn@sppcpm.com

Chairman Mr Campbell Anderson

18 June, 2003

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Appendix 3Y *Change of Director's Interest Notice* – lodged 19 May 2003
- Letter to Australian Stock Exchange – Details of proxies and results of resolutions in relation to Extraordinary General Meeting held 23 May 2003
- Company Announcement *SPP Receives Overwhelming Shareholder Approval for Sandefer Financing Package* – 23 May 2003
- Announcement and accompanying Appendices 3B *New Issue Announcements* – 4 June 2003
- Company Announcement *SPP Receives A$34 Million Initial Tranche of Funding Following FIRB Approval of the Sandefer Transaction* – 12 June 2003
- Appendix 3B *New Issue Announcement* – 16 June 2003
- Stuart Project Update Report No 35 – 17 June 2003

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

Heather Gunn
Executive Assistant

Encls


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C. 155 SECTION

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity SOUTHERN PACIFIC PETROLEUM NL (SPP)
ABN 36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES DOUGLAS MCFARLAND
Date of last notice	16/01/2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	49,380 Fully Paid Ordinary Shares are held on trust by SPP Employee Share Plan Pty Ltd in accordance with the Company's deferred employee share plan
Date of change	Various from 1 January 2003 to 31 March 2003
No. of securities held prior to change	332,917 Ordinary Fully Paid Shares 285,715 Options (expiring 19 November 2004) 3,971,360 Equity Participation Shares
Class	
Number acquired	16,842 Fully Paid Ordinary Shares
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares were acquired on-market each month by the trustee on behalf of the employee at various prices (ranging from $0.17 to $0.19 each share)
No. of securities held after change	349,759 Ordinary Fully Paid Shares 285,715 Options (expiring 19 November 2004) 3,971,360 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market transactions purchased by Trustee on behalf of the employee.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

+ See chapter 19 for defined terms.


SPP
CPM

Chairman Mr Campbell Anderson


SEC MAIL
PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C.
155
SECTION

Southern Pacific Petroleum N.L.
A.C.N. 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com

23 May 2003

The Manager
Company Announcements
Australian Stock Exchange
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: Southern Pacific Petroleum N.L.

In accordance with Listing Rule 3.13.2 please find detailed below the total number of proxies received in relation to the resolution and the result of the resolution:

1. Approval of the issue of options and shares to KCP Koala Partners.

For:	150,483,391
Against:	2,997,546
Abstained:	36,024
Discretionary:	27,032,163

The resolution was passed on a show of hands.

2. Amend the Constitution to remove 20% ownership restriction and insert a requirement that a special resolution be obtained before the Company undertakes a Capital Raising in excess of $102 million.

For:	150,318,151
Against:	2,989,906
Abstained:	234,264
Discretionary:	27,032,163

The resolution was passed unanimously on a show of hands.

3. Approval of acquisition of relevant interest by SPP and the Bond Issuer.

For:	149,960,872
Against:	2,954,296
Abstained:	69,444
Discretionary:	26,375,605

The resolution was passed unanimously on a show of hands.

4. Vary the terms of John Val Browning's option

For:	145,440,119
Against:	334,862
Abstained:	6,303,747
Discretionary:	27,032,163

The resolution was passed unanimously on a show of hands.

Yours faithfully

V. H. Kuss
Secretary


SPP
CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Chairman Mr Campbell Anderson

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone : 61 7 3237 6600
Facsimile : 61 7 3237 6700
Email : info@sppcpm.com
Website : www.sppcpm.com


SEC MAIL
PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C.
155
SECTION

23 May 2003

Company Announcement

SPP RECEIVES OVERWHELMING SHAREHOLDER APPROVAL FOR SANDEFER FINANCING PACKAGE

Southern Pacific Petroleum NL (SPP) is pleased to announce shareholder approval for a funding package of up to A$51 million to be provided by SCP Koala Partners. This package, first announced on 14 April 2003, was approved at an Extraordinary General Meeting of shareholders earlier today by an overwhelming majority of shareholders.

SPP Chairman Campbell Anderson said, "We are extremely pleased with the level of support we received from our shareholders today. We are also delighted to have the support of a significant, active energy investor who shares our vision for developing the Company's extensive oil shale resources. This funding package will be used to upgrade the Stuart Stage 1 plant, for general working capital and to progress work on Stage 2."

SPP Managing Director Jim McFarland commented on the progress at the Stuart Oil Shale Project: "We have continued to improve performance at Stage 1 during the current production run that began on 8 April. Production for the current run presently stands at more than 102,000 barrels with year-to-date production at more than 213,000 barrels, which is already some 65% of what we produced during the whole of 2002. Mr McFarland added, "The Sandefer financing package will allow us to build on our successes to date."

These funds will be provided in up to three tranches through the issue of 5 year, zero coupon Secured Convertible Bonds convertible into SPP ordinary shares at A$0.12 per share. The transaction awaits approval of the Foreign Investment Review Board and a number of minor legal formalities, all of which are expected shortly. The first tranche of A$34 million in funds will follow promptly thereafter.

For further information, please contact:

Victor H Kuss
Executive Director
Southern Pacific Petroleum
Phone: +61-7-3237-6600

SOUTHERN PACIFIC PETROLEUM N.L.

ANNOUNCEMENT

The Directors advise of the allotment on 3 June 2003 of 1,799,966 fully paid ordinary shares and 1,799,966 options to acquire fully paid ordinary shares.

On 28 November 2002, the company announced the completion of a $10.2 million capital raising. The total of that raising included $1 million which would not be settled until the first half of 2003.

The allotment on 3 June 2003 represents the second (and final) part of the capital raising due for settlement in the first half of 2003.

V. H. Kuss
Company Secretary

SOUTHERN PACIFIC PETROLEUM N.L.


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C. 155 SECTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002,1/1/2003.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,799,966
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are fully paid ordinary shares and have all the rights attaching to ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes Full participation from 03/06/2003
5	Issue price or consideration	$0.35 each new share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the private placement will be applied to working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03/06/2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Note: Issue of 1,799,966 options notified under separate form.

Number	+Class
408,085,539	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents
29,375,964	Options expiring on 19/11/2004 (Exercise price of $0.55).

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,824,385	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Full participation from date of allotment.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: *An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty*

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 4 June 2003
(Director/Company secretary)

Print name: V H Kuss

== == == == ==

+ See chapter 19 for defined terms.


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C. 155 SECTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002,1/1/2003.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,799,966
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are options over fully paid ordinary shares. Exercise Price: $0.55 each Expiry Date: 19/11/2004

+ See chapter 19 for defined terms.

Yes - manually adjusted by ASX.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

> ~~No~~, options do not rank equally with an existing class of quoted securities.
>
> Shares issued pursuant to the exercise of options will rank pari passu with existing fully paid ordinary shares from the date of issue of those shares. Options do not have the rights attaching to ordinary shares.

5 Issue price or consideration

> *Options are issued for nil consideration in* conjunction with shares issued in accordance with a private placement, the terms of which are the same as the recently completed Rights Issue as set out in a prospectus dated 14/10/02.

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

> The proceeds of the private placement will be applied to working capital.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

> 03/06/2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Note: issue of fully paid shares totalling 1,799,966 shares has been notified under separate form.

Number	+Class
408,085,539	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents
29,375,964	Options expiring on 19/11/2004 (Exercise price of $0.55)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,824,385	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 4 June 2003.
(Director/Company secretary)

Print name: V H Kuss

== == == == ==

+ See chapter 19 for defined terms.


SPP
CPM
SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C.
155
SECTION

Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone : 61 7 3237 6600
Facsimile : 61 7 3237 6700
Email : info@sppcpm.com
Website : www.sppcpm.com

12 June 2003

Company Announcement

SPP RECEIVES A$34 MILLION INITIAL TRANCHE OF FUNDING FOLLOWING FIRB APPROVAL OF THE SANDEFER TRANSACTION

Southern Pacific Petroleum NL (SPP) is pleased to announce that it has received the initial tranche of A$34 million in new funds from SCP Koala Partners following approval of the Sandefer financing transaction by Australia's Foreign Investment Review Board (FIRB). This financing package, first announced on 14 April 2003, was approved at an Extraordinary General Meeting of shareholders on 23 May 2003.

This first tranche of funding will be used to initiate the planned capital improvement program for the Stuart Stage 1 plant and for general working capital requirements. Additional funds of A$17 million are expected to be received during the next two years subject to the achievement of certain agreed performance targets on Stage 1 and approval of the Stage 2 EIS by regulatory agencies.

James D McFarland
Managing Director


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C. 155 SECTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002,1/1/2003.

Name of entity

Southern Pacific Petroleum N.L. ("SPP")

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares (fully paid) may be issued if the Secured Convertible Bonds are converted (as described below).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Each Secured Convertible Bond may be converted into 833,333 ordinary shares (subject to adjustment). 350 Secured Convertible Bonds were issued on 11 June 2003. A further 170 Secured Convertible Bonds may be issued if certain conditions precedent are satisfied.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Secured Convertible Bonds are to be issued by Stuart Energy (Nominees) Pty Ltd a non listed subsidiary of SPP. The Secured Convertible Bonds carry with them a right on the part of the Bondholder (and in limited circumstances the obligation) to convert the Bonds into ordinary shares (fully paid) in SPP. The Secured Convertible Bonds may be converted into ordinary shares in SPP at any time after the issue date of the Secured Convertible Bonds, and before the maturity date (which is 5 years from the issue date).

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The ordinary shares if issued will rank equally in all respects with existing SPP shares from the date of allotment.
5	Issue price or consideration	Each Secured Convertible Bond (with a face value of $100,000) may be converted into 833,333 ordinary shares, representing a conversion price of A$0.12 per share (subject to adjustment).
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The purpose of the issue is to raise funds for general working capital, complete the Stuart Stage 1 Reliability and Capacity Capital Program and for the advancement of the next phase of development for the Stuart Project (Stage 2). Spending on Stuart Stage 2 will be based on the availability of funds that are in addition to that required for Stage 1 and working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	The dates cannot be determined unless and until the Secured Convertible Bonds are converted (if at all).

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Note: Issue of 1,799,966 options notified under separate form.

Number	+Class
408,085,539	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents
29,375,964	Options expiring on 19/11/2004 (Exercise price of $0.55).

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,824,385	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares
		1	Conversion Option over maximum of 291,666,550 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable.

Part 2 - Bonus issue or pro rata issue

Not a Bonus or Pro Rata Issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 June 2003
(Director/Company secretary)

Print name: V H Kuss

== == == == ==

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

STUART PROJECT UPDATE
Report No. 35 – 17 June 2003

Southern Pacific Petroleum NL (SPP) advises that performance of the Stuart Stage 1 plant continues to improve as a result of work carried out in recent plant shutdowns to increase capacity and reliability. New technical and operational milestones have been achieved in the current production run that began on 8 April 2003 and is continuing.

1. BEST PRODUCTION RUN CONTINUES

The Stage 1 plant has achieved its best production run to date. As of 16 June, the current run has been underway since 8 April, a period of 69 days, during which shale was processed for 58 days at an average rate of 175 tonnes per hour. This exceeds the best previous result of 56 days on shale at an average rate of 158 tonnes per hour achieved in the run that ended in February 2003.

During the current run, a total of 11 days of ATP hot hold conditions were required to make repairs to the shale ash conveyor system and to clear minor blockages in one of the hydrotreater towers and two associated heat exchangers.

More than 155,000 barrels of oil have been produced in the current run at an average rate of approximately 2,650 barrels of oil per stream day, both new records. These exceeded previous best results by 11% and 6%, respectively.

A new daily production record of 3,372 barrels of oil per day was also established on 13 June.

The improved production performance in the current run has resulted from a combination of higher average shale processing rate, plant availability, ore grade and oil yield.

The current run is scheduled to continue to the end of June.

2. OIL YIELD INCREASES TO 87% OF DESIGN

Oil yield performance in Stage 1 has continued to improve in the current run, achieving an average of 87% of the design level (i.e. 80.2% of Modified Fischer Assay ore grade compared to design of 92%). This is an improvement of 7% from the previous run.

Ore grade in the current run has averaged 187 litres per tonne at zero percent moisture (LTOM) which is 9% higher than the design grade of 172 LTOM.

3. YEAR-TO-DATE OIL PRODUCTION 266,000 BARRELS OR 82% OF 2002 TOTAL

As of 16 June, the Stage 1 plant had produced more than 266,000 barrels of oil in 2003. This represents 82% of the total oil produced in 2002 and 44% of the current production target of 600,000 barrels for 2003.

Production to date in the second quarter of 2003 totals 155,000 barrels, which has already surpassed the previous best quarter of 133,000 barrels.

4. A$4.2 MILLION IN OIL PRODUCT SALES ACHIEVED IN MAY 2003

Oil product sales continue to benefit from current high oil prices and have yielded net revenues of A$4.2 million in May 2003, including the excise tax rebate on naphtha sales. This increases year-to-date sales revenues to A$14.7 million.

May shipments included 43,491 barrels of ultra-low sulphur naphtha (ULSN) to Mobil Oil Australia on 16 May and 29,220 barrels of light fuel oil (LFO) to the Singapore fuel oil market on 2 May.

A cargo of 48,960 barrels of LFO was shipped to Singapore on 10 June. Revenues from this sale will be booked in June. Another cargo of ULSN is scheduled for shipment in late June to Mobil Oil Australia.

5. STAGE 1 CAPITAL IMPROVEMENT PROGRAM BEING INITIATED

Now that new funding of A$34 million has been received from SCP Koala Partners, execution planning and detailed engineering is ramping up on the capital improvement program for the Stage 1 plant. The program will target to increase annual oil production volumes up to 1.2-1.4 million barrels in 2005 through measures to increase both stream day capacity and plant availability.

At these higher production levels, and with the benefit of the excise tax rebate program through 2005, the Stage 1 plant is projected to yield positive operating cash flow. This provides the opportunity to extend the already extensive technical, operational and environmental experience base on Stage 1 and to firm up key design parameters for the proposed Stage 2 commercial plant.

James D McFarland
Managing Director
17 June 2003

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com